Exhibit 99.1

Vermilion Energy Inc. Announces Reductions to Capital Program and Monthly Dividend

CALGARY, March 16, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) announces that its Board of Directors has approved a reduction to our 2020 capital budget of $80 to $100 million and a reduction in our monthly dividend from $0.115 CDN per share to $0.02 CDN per share in response to the pronounced decline in global commodity prices.  The new dividend amount will be implemented in the April dividend payable in May 2020.

Following the release of our Q4 2019 results on March 6, 2020, we have witnessed a further decrease in oil prices as a result of the growing COVID-19 outbreak and the ensuing oil price war between OPEC+ members.  While we continue to believe the long-term fundamentals for the oil and gas industry are sound and will lead to higher prices in the future, we cannot predict how long the impact from COVID-19 and the OPEC+ price war will continue.  As we stated in our Q4 2019 release, in the event that we experienced an even more pronounced and protracted commodity downturn due to COVID-19 or any other cause, we would be attentive to all forms of cash outlays to protect Vermilion's financial position.  As we assessed the status of the global emergency, we determined that it was now appropriate to take these additional actions regarding capital investment and dividends.

The new capital investment and dividend reductions reduce our annualized cash outlays by an additional $260 to $280 million, providing greater flexibility to manage our business through this period of depressed and uncertain commodity prices.  In combination with the dividend reduction we announced on March 6, our annualized cash outlays will have been reduced by $465 to $485 million.  These reductions will substantially contribute to Vermilion's financial strength, and we will remain vigilant to make further adjustments based on our assessment of evolving business conditions.  Vermilion fully intends to exit this period of economic turmoil in a position of enhanced financial strength.

Our revised capital budget of $350 to $370 million is expected to deliver 2020 annual production of 94,000 boe/d to 98,000 boe/d, reflecting both a reduced capital slate and allowance for potential disruptions to our operations due to COVID-19.  Thus far, we have had no operational or supply chain impacts from COVID-19.

March 2020 Dividend Declaration

As discussed in our Q4 2019 release, Vermilion is reaffirming a cash dividend of $0.115 CDN per share payable on April 15, 2020 to all shareholders of record on March 31, 2020.  The ex-dividend date for this payment is March 30, 2020.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).  As previously announced, we are phasing out the Dividend Reinvestment Plan ("DRIP") over the course of 2020.  We will be prorating the available DRIP shares by 25% each quarter starting in Q1 2020, until completely eliminated by Q4 2020.  The net market proration factor may differ slightly each month from the stated factor to ensure the total quarterly proration of 25% remains in-tact.  For those investors that would like to continue reinvesting the cash portion of their dividends in Vermilion shares, we encourage you to contact your brokerage firm about setting up an automated reinvestment plan to purchase shares on the open market.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing a meaningful dividend stream to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 16-MAR-20